

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2024

Jia Li
Chief Executive Officer
U Power Ltd
18/F, Building 3, Science and Technology Industrial Park
Yijiang District, Wuhu City, Anhui Province
People's Republic of China, 241003

> **Re: U Power Ltd**
> **Registration Statement on Form F-3**
> **Filed on October 8, 2024**
> **File No. 333-282542**

Dear Jia Li:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarah Sidwell at 202-551-4733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Ying Li